SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

MATERIAL FACT NOTICE

AMBEV S.A. (“Ambev” or “Company”), in compliance with the Brazilian Securities Commission Ruling No. 358/02, informs its shareholders and the market that, since the announcement of its fourth quarter and full year 2019 results on February 27, 2020, the scale and magnitude of the novel strain of COVID-19 has increased quickly and significantly, causing disruptions and imposing restrictions on many customers, consumers, suppliers and other business partners, including mandatory quarantines, shut downs and other restrictions on travel, commercial, social and other activities.

Given the uncertainty, volatility and fast-moving developments of the pandemic in the markets in which Ambev operates, the Company is currently unable to reliably estimate the impacts of COVID-19 and, therefore, withdraws its guidance on EBITDA for the beer business in Brazil in the first quarter of 2020 (as disclosed to the market on February 27, 2020), as well as any other forward looking expectations for this year.

Ambev emphasizes that the health and safety of its people and communities are its number one priority and that the Company is working closely with governments, local authorities, business partners, communities and stakeholders to face COVID-19 outbreak the best way possible.

São Paulo, March 23, 2020.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investors Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer